Golden Bull Limited

707 Zhang Yang Road, Sino Life Tower, F35,

Pudong, Shanghai, China 200120

Tel: + (86) 021-61659027

October 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Dietrich A. King, Assistant Director

Re:

Golden Bull Limited

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted September 8, 2017

CIK No. 0001710350

Dear Dietrich:

On behalf of Golden Bull Limited, a Cayman Islands company (the “Company,” “we,” “us,” or “our”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 22 2017, regarding Amendment No. 1 to the Draft Registration Statement on Form F-1 submitted with the Commission on September 8, 2017 (“Draft Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in the Company’s Amendment No. 2 to the Draft Registration Statement on Form F-1 (the “Second Amendment”), which is confidentially submitted contemporaneously with the submission of this letter.

Prospectus Summary

Our Business, page 1

1.

We note your revised disclosure on page 2 that you began restructuring your loan funding structure but that you “believe that not all of the loans [you] facilitated were within the limitations set forth in the P2P Measures.” Please revise your disclosure to quantify or otherwise describe the potential magnitude of the non-compliance. If you are uncertain as to the scope of the non-compliance, please disclose that and specify the matters as to which the uncertainty exists. In addition, please disclose your expectations for compliance with the P2P Measures pursuant to your new loan structure. Finally, please make corresponding revisions to your risk factor on page 15 and in your MD&A and Business sections.

In response to the Staff’s comment, we have revised our disclosure in the sections entitled Prospectus Summary, Risk Factors, MD&A and Business in the Second Amendment as follows:

“As of December 31, 2016, 13, or 86.67%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. As of June 30, 2017, 51, or 18.68%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. All of these loans were facilitated prior to the effectiveness of the P2P Measures and substantially all of them were paid off as of the date of this prospectus. Approximately 66% and 84.7% of our revenues were attributable to these borrowers for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively. We believe that we are currently in full compliance with the P2P Measures and that our new loan structure should continue to be in full compliance with the P2P Measures.”

2.

We note your revisions in response to comment 4, including your disclosure in the penultimate paragraph on page 2 that platform borrowers must either repay their loans in full or put up additional collateral. Please tell us whether you also allow borrowers to repay their existing loans with new loans facilitated on your platform. If so, please disclose the number and percentage of borrowers that do so

We do not allow borrowers to repay their existing loans with new loans facilitated through our platform and have disclosed such in the Second Amendment.

Corporate History and Structure, page 4

3.

We note your revisions in response to comment 8. Please revise the diagram to disclose Mr. Liu’s ownership interest in Dianniu.

In response to the Staff’s comment, we have revised the diagram in the Second Amendment as requested.

4.

We note your revised disclosure on page 46 in response to comment 9. Please disclose that Messrs. Zeng and Liu will continue to have substantial influence on any matters requiring a shareholder vote by virtue of their significant ownership of your ordinary shares and that their interests may conflict with those of other shareholders. Please also disclose the impact that your voting procedures outlined on page 105 will have on shareholders unable to attend a meeting of shareholders in person.

In response to the Staff’s comment, we have added a risk factor as follows.

“Two members of our management team will have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Zeng, our Chief Executive Officer and chairman and Mr. Liu, our director, currently own 19.12% and 48.28% of our outstanding ordinary shares, respectively, and will beneficially own [•]% and [•]%, respectively, of our outstanding ordinary shares upon completion of our initial public offering assuming a minimum offering or [•]% and [•]%, respectively assuming a maximum offering. As a result of their significant shareholding, Messrs. Zeng and Liu have, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see ‘Principal Shareholders. ”

We have also revised our disclosure regarding voting rights of our shareholders in the Second Amendment as requested.

Risk Factors

Risks Related to Our Business

5.

We note your revisions in response to comment 13. Please disclose the number and percentage of your borrowers in violation of the P2P Measure as of the end of your most recently completed fiscal year and quarter and further disclose the percentage of your revenue attributable to these borrowers. Please also disclose, if true, that a RMB 30,000 penalty would be charged for each violation.

In response to the Staff’s comment, we have revised our disclosure to disclose the magnitude of the non-compliance and the imposition of penalties in the sections entitled Prospectus Summary, Risk Factors, MD&A and Business in the Second Amendment, as follows:

“As of December 31, 2016, 13, or 86.67%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. As of June 30, 2017, 51, or 18.68%, of our borrowers held loans exceeding the limitations set forth in the P2P Measures. All of these loans were facilitated prior to the effectiveness of the P2P Measures and substantially all of them were paid off as of the date of this prospectus. Approximately 66% and 84.7% of our revenues were attributable to these borrowers for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively.

If we were found in violation of the P2P Measures, a penalty of up to RMB30,000 would be imposed for such violation. We would not be fined for each violation but if there were repetitive violations, more severe penalties may be imposed. However, it is unclear from the P2P Measures as to the magnitude of such penalties.”

Use of Proceeds, page 49

6.

We note your revisions in response to comment 17 as well as your risk factor beginning on page 35 regarding uncertainty over the amount of proceeds which would be immediately available to you following this offering under Chinese law. Please disclose whether these proceeds will be available for the uses you identify immediately following the completion of your offering and, if applicable, estimate the amount of such proceeds that you expect will be available to you immediately following the completion of your offering.

In response to the Staff’s response, we have revised our disclosure in the section entitled Use of Proceeds in the Second Amendment as follows:

“We plan to use $[•] out of the proceeds, if we complete the minimum offering, or $[•] if we complete the maximum offering, to pay the costs and expenses associated with being a public company. This portion of the offering proceeds will be immediately available to us following the closing of the offering as it will not be remitted to China.”

Key Operating Metrics, page 63

7.

We note your response to comment 23 in our letter dated August 2, 2017. To the extent you have delinquent loans outstanding on your market place at a period end, please disclose the delinquency percentage.

Since inception, we have not had any delinquent loans and we have so disclosed in the Second Amendment.

8.

We note your response to comment 24 in our letter dated August 2, 2017. Please revise to disclose your average borrower acquisition costs for each quarter and include a discussion and analysis of trends. Additionally, to the extent practicable, please calculate and present your borrower acquisition costs and your lender acquisition costs using the marketing costs attributable to on each group (i.e. borrower or lender) individually.

We don’t have any material spending on borrower acquisition because we attract borrowers primarily through lending and guarantee companies that receive payments from the borrowers they introduce to our platform. We do not pay such institutions. However, as we expand our borrower base, these costs may increase over time following this offering although we are unable to accurately calculate such potential costs at this time. We have revised our disclosure in the Second Amendment to reflect our response herein.

9.

We note your response to comment 18 in our letter dated August 2, 2017. We also note disclosure on page 62 that the number of borrowers increased in large part because you changed your business model to loan directly to individual and small company borrowers rather than to the referrals from lending or guarantee institutions because of the P2P Measures. We further note disclosure in other parts of your filing related to your change in loan structure (note 2 on page 61, page 2, etc.). Please revise your disclosure throughout your filing related to the change in loan structure to more clearly and consistently explain how your loans were previously structured including more clearly identifying the parties involved and discuss the timing of when you changed your loan structure.

Historically, we structured many of the loans facilitated through our platform such that representatives of traditional lending or guarantee institutions would borrow the funds from the lenders on our platform and in turn lend such funds to underlying individual or small company borrowers. Pursuant to our agreements with these institutions or their representatives, such institutions and the individuals controlling such institutions committed (i) to borrow from our lenders a target loan amount per month, (ii) to cover all costs incurred in connection with such institutions’ loans made by the institutions to underlying borrowers, (iii) to secure loans through security interests in cars of their underlying borrowers and (iv) to repay all loans made by our lenders to these institutions or their representatives. However, due to limitations on loan sizes to borrowers set forth in the P2P Measures, since the beginning of 2017, we begun to structure loans such that the underlying individual or small company borrowers borrow the funds directly from the lenders on our platform. The loan institutions that previously borrowed from our lenders are now guarantors of such loans.

In response to the Staff’s comments, we have revised our disclosure throughout the Second Amendment regarding the structure of prior loans and timing of the change in loan structure.

Results of Operations – Operating Expenses, page 65

10.

Please revise to disclose, in a tabular format for each period presented, each material type of expense that is included in selling expenses or general and administrative expenses. Additionally, please revise to include an enhanced discussion and analysis of any trends related to such expenses.

In response to the Staff’s comment, we have revised our disclosure under Results of Operations in the Second Amendment as requested.

Major Borrowers, page 67

11.

We note your response to comment 52 in our letter dated August 2, 2017. Please tell us if automobiles serve as collateral for the loans to the major borrowers. If they do not, please revise to disclose the facts and circumstances related to the collateral securing these loans.

Under our old loan structure, underlying borrowers provided their automobiles as security to the representatives of financing institutions, including our major borrowers, who in turn borrowed funds through our platform. Such security arrangement did not directly involve us or our lenders. The financing institutions affiliated with our borrowers guaranteed the repayment of the respective loans facilitated through our platform. We have revised our disclosure in the Second Amendment to reflect our response herein.

Revenue recognition, page 75

12.

We note your response to comment 25 in our letter dated August 2, 2017. You disclose that management fees are to compensate you for maintaining borrowers’ account portfolios. Please provide us additional information regarding the activities you perform to maintain borrowers and lenders’ account portfolios. Specifically tell us if you perform these services over the life of the loan. If you do, please tell us how you considered whether you should recognize management fees over the life of the loan.

We are only an intermediary platform matching loan transactions and do not manage our borrowers and lenders’ account portfolios. Our management fees only cover our services in connection with the facilitation of a loan transaction on our platform, including review of a borrower’s application with required supporting documentation, evaluation of such borrower’s credit, assessing and verification of collaterals as well as the maintenance of profiles in our system. We will not perform any additional services after the loan transactions are consummated and the borrowers receive the loan proceeds. We recognize the management fee upon disbursement of the loan proceeds.

In response to the Staff’s comment, we have revised our disclosure in the Second Amendment to reflect our response above.

Business

Our Platform, page 80

13.

We note your revisions in response to comment 32. Please revise your disclosure to clarify what you consider to be a “good” credit score or report. Please also disclose the features that make jobs “high risk” or not, in your evaluation.

In response to the Staff’s comment, we have revised our disclosure in the section entitled Business in the Second Amendment as follows:

“We do not assign scores to a borrower. When we review the application, we take into account a number of factors to evaluate the creditworthiness of an applicant such as his credit score and credit history from third party credit rating agencies.  Generally, the report showing an applicant with a Sesame score of 620 and above, no bad credit record and reasonable debt-asset ratio would be considered a good report. We generally consider a job high-risk if it does not pay the borrower on a regular and predictable basis.”

14.

Please disclose that there is no minimum loan amount consistent with your response to comment 37.

In response to the Staff’s comment, we have revised our disclosure under the Business section in the Second Amendment as requested.

Our Platform and the Transaction Process

Stage 3: Credit Assessment and Decision-Making, page 82

15.

We note your revisions in response to comment 42. Please disclose the credit assessment steps you take in determining that a borrower is qualified. For example, please disclose how and when a borrower is initially qualified, and clarify the types of qualifying or disqualifying features arising during the course of your review of the borrower’s credit and loan history. Please also explain how your determination of a guarantor’s ability to guarantee a loan influences your credit assessment of whether a borrower is qualified.

In response to the Staff’s comment, we have revised our disclosure under the Business section in the Second Amendment as follows:

“Stage 2: Verification

Upon submission of a completed application by borrowers, our credit models are populated with all information contained in the submitted loan application. Additional data from a number of internal and external sources is then matched with the application, including credit reporting platforms of People’s Bank of China and third party credit systems such as Alibaba’s Sesame Credit system.  The data is then aggregated and used to verify an applicant’s identity, for possible fraud detection and for assessment and determination of creditworthiness.

Once we verify the applicant’s identity, address, employment and assets, and confirm that there is no bad records on such applicant, such as breach of contract or defaulted loan payments, we can proceed with the credit assessment of the applicant.

Stage 3: Credit Assessment and Decision-Making

Following initial qualification, we commence a credit review utilizing information provided by the borrower that drives the decision whether to extend credit. Our credit assessment team will first conduct an interview of the applicant by phone. After the initial verification interview, we will analyze the application including supporting documents, the borrower’s credit and loan history as well as credit reports.

If our credit assessment team suspects there may be fraud involved with a particular loan application or determines that additional verification is needed to complete the credit decisioning process, further due diligence and verification will be conducted, such as additional phone calls to the borrower applicant and the applicant’s employer or guarantor that is identified in the application. These additional steps have led us to discover instances of inaccurate information or unstable income, which would generally lead us to reject the loan application.

In addition, we review the borrower’s capability of providing an automobile of adequate value as collateral. Our credit assessment team determines the value of the collateral based on reports from third party appraisal firms. We also determine whether a guarantor of adequate means is prepared to provide a guaranty for the loan. If we determine that a guarantor has difficulty to pay off the loan and interest in the event of a default by the borrower applicant, we may decline the loan application. Generally, an applicant with higher income and more assets has a higher rate of approval once we determine there is no issue with the applicant’s credit.

Following the credit review, we will either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application.”

Employees, page 84

16.

Considering your response to comment 54 in our letter dated August 2, 2017, please revise this section to clarify if you have made adequate employee benefit payments.

In response to the Staff’s comment, we have revised our disclosure in the Second Amendment as requested.

We thank the Staff in advance for its consideration of the Second Amendment.  Should you have any questions regarding the foregoing, please contact David Selengut, Esq. or Ari Edelman, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Erxin Zeng

Erxin Zeng

cc:

Ellenoff Grossman & Schole LLP

Kaufman & Canoles, P.C.